EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

(In thousands, except share and per share data)

(unaudited)

	Three Months Ended March 31,
	2008	2007
Net Income	$910	$807

Weighted Average Shares Outstanding	2,653,074	2,748,769

Basic Earnings Per Share	$0.34	$0.29

Net Income	$910	$807

Weighted Average Shares Outstanding	2,653,074	2,748,769
Net Effect of Dilutive Stock Options	3,878	17,335

Weighted Average Diluted Shares Outstanding	2,656,952	2,766,104

Diluted Earnings Per Share	$0.34	$0.29